Filed Pursuant to Rule 424(b)(3) Registration No. 333-126087

KBS REAL ESTATE INVESTMENT TRUST, INC.

SUPPLEMENT NO. 30 DATED AUGUST 3, 2007

TO THE PROSPECTUS DATED JANUARY 13, 2006

This document supplements, and should be read in conjunction with, the prospectus of KBS Real Estate Investment Trust, Inc. dated January 13, 2006, as supplemented by supplement no. 28 dated July 3, 2007 and supplement no. 29 dated August 1, 2007. As used herein, the terms “we,” “our” and “us” refer to KBS Real Estate Investment Trust, Inc. and, as required by context, KBS Limited Partnership, which we refer to as our “Operating Partnership” and to their subsidiaries. Capitalized terms used in this supplement have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose:

•	the execution of an agreement to acquire an 11-story office building containing 196,127 rentable square feet in Houston, Texas.

Agreement to Purchase the 2200 West Loop South Building

On July 27, 2007, we, through an indirect wholly owned subsidiary, entered into an agreement with 2200 West Loop South, L.P. to acquire an 11-story office building containing 196,217 rentable square feet with a four-level parking structure (the “2200 West Loop South Building”). Pursuant to the purchase and sale agreement, we would be obligated to purchase the 2200 West Loop South Building only after satisfactory completion of agreed upon closing conditions. The seller is not affiliated with us.

The purchase price of 2200 West Loop South Building is $35.1 million plus closing costs. We intend to fund the purchase of the 2200 West Loop South Building with proceeds from a loan from an unaffiliated lender and with proceeds from this offering.

The 2200 West Loop South Building is located on an approximate 4.3-acre parcel of land at 2200 West Loop South in Houston, Texas. The 2200 West Loop South Building was completed in 1974 and renovated in 2000. The 2200 West Loop South Building is approximately 99% leased by 12 tenants, including Tenaris Global Services (U.S.A.) Corporation (35%) and Morgan Stanley DW Inc. (29%). Tenaris is the leading global manufacturer and supplier of tubular products and services used in the drilling, completion and production of oil and gas and a leading supplier of tubular products and services used in process and power plants and in specialized industrial and automotive applications. Morgan Stanley is a leading global financial services company, providing various products and services to clients and customers, including corporations, governments, financial institutions and individuals through its subsidiaries and affiliates.

The current aggregate annual base rent for the tenants of the 2200 West Loop South Building is approximately $3.7 million. As of July 2007, the current weighted-average remaining lease term for the current tenants of the 2200 West Loop South Building was approximately 6.6 years.

There can be no assurance that we will complete the acquisition. In some circumstances, if we fail to complete the acquisition, we may forfeit $200,000 of earnest money.

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